UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒  Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     ☐  No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     ☐  No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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PETRÓLEOS MEXICANOS ANNOUNCES FINAL RESULTS OF ITS PRIVATE EXCHANGE OFFERS AND RELATED TENDER OFFERS FOR TWO SERIES OF NOTES AND THE CLOSING OF ITS CONCURRENT OFFERING OF GLOBAL NOTES

MEXICO CITY, MEXICO – February 12, 2018 – Petróleos Mexicanos (“PEMEX”) announces today the final results of its previously announced offers to exchange (the “Exchange Offers”) two series of its outstanding long-term maturity bonds due 2044 and 2046 (the “Old Bonds”) for newly issued 6.350% Bonds due 2048 (the “New Bonds due 2048”), and related offers to purchase for cash (the “Retail Tender Offers” and together with the Exchange Offers, the “Offers”). PEMEX also announces the closing of its previously announced offering of U.S.-dollar denominated global notes (the “New Money Offering”).

Closing of New Money Offering

PEMEX’s offering of U.S.$2,500,000,000 aggregate principal amount of its 5.350% Notes due 2028 (the “2028 Notes”) and U.S.$1,500,000,000 aggregate principal amount of its 6.350% Bonds due 2048 (the “New Money 2048 Bonds”, and together with the 2028 Notes, the “New Money Securities”) closed today, February 12, 2018. The New Money 2048 Bonds have identical terms, and are notes of the same series as, the New Bonds due 2048 (together the “2048 Bonds”).

Exchange Offers

The Exchange Offers were made pursuant to the terms and subject to the conditions set forth in the Offering Memorandum dated February 1, 2018 (as amended and supplemented, the “Offering Memorandum”), and the accompanying eligibility letter and notice of guaranteed delivery.

The Exchange Offers expired at 5:00 p.m., New York City time, on February 7, 2018 and settled today, February 12. 2018 (the “Settlement Date”). Upon the closing of the New Money Offering, the New Money Offering Condition and the Tax Fungibility Condition (each as defined in the Offering Memorandum) were satisfied. All conditions to the Exchange Offers were therefore satisfied by the Settlement Date.

The table below provides the aggregate principal amount of each series of validly tendered Old Bonds (including pursuant to the guaranteed delivery procedures) that PEMEX accepted for exchange and the aggregate principal amount of the applicable series of New Bonds due 2048 issued in connection with the Exchange Offers:

Series of Securities	CUSIP	ISIN	Principal Amount Outstanding		Principal Amount Validly Tendered and Accepted		Principal Amount of New Bonds due 2048 Issued
5.500% Bonds due 2044	71654QBE1 71656MBB4 71656MAN9	US71654QBE17 US71656MBB46 US71656MAN92	U.S.$	2,658,039,000	U.S.$	952,454,000	U.S.$	881,899,000
5.625% Bonds due 2046	71654QBX9 71656MBE8	US71654QBX97 US71656MBE84	U.S.$	3,000,000,000	U.S.$	1,021,065,000	U.S.$	946,764,000

PEMEX issued U.S.$1,828,663,000 aggregate principal amount of New Bonds due 2048 as the Exchange Consideration (as defined in the Offering Memorandum) for the Old Bonds accepted in the Exchange Offers, including those validly tendered through the guaranteed delivery procedures. In addition to the Exchange Consideration, the total amount of accrued and unpaid interest paid by PEMEX in respect of all Old Bonds accepted for exchange, together with the total amount of cash paid by PEMEX in lieu of fractional amounts of New Bonds due 2048, was U.S.$10,164,714.68. PEMEX did not receive any cash proceeds from the Exchange Offers.

Considering the principal amount of New Money 2048 Bonds issued by PEMEX in the New Money Offering, the aggregate principal amount of 2048 Bonds issued by PEMEX was U.S.$3,328,663,000.

The 2028 Notes and the 2048 Bonds have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. Therefore, the 2028 Notes and the 2048 Bonds may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. PEMEX has entered into a registration rights agreement with respect to the 2028 Notes and the 2048 Bonds.

Only holders who had completed and returned an eligibility letter certifying that they were either (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act or (2) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) located outside of the United States, and who are Non-U.S. Qualified Offerees (as defined in the Offering Memorandum), were authorized to receive the Offering Memorandum and to participate in the Exchange Offers.

Global Bondholder Services Corporation acted as the Information Agent and the Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers may be directed to Global Bondholder Services Corporation at (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

Retail Tender Offers

The Retail Tender Offers were made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 2018 (as amended and supplemented, the “Offer to Purchase”), and the accompanying certification instructions letter and notice of guaranteed delivery. The Retail Tender Offers expired at 5:00 p.m., New York City time, on February 7, 2018 and settled today, February 12, 2018.

All conditions to the Retail Tender Offers, including the Maximum Tender Condition, the Exchange Offer Completion Condition and the New Money Offering Condition (each as defined in the Offer to Purchase), were satisfied by the Settlement Date.

The table below provides the aggregate principal amount of each series of validly tendered Old Bonds (including pursuant to guaranteed delivery procedures) that PEMEX accepted for purchase:

Series of Securities	CUSIP	ISIN	Principal Amount Outstanding		Principal Amount Validly Tendered and Accepted(1)
5.500% Bonds due 2044	71654QBE1 71656MBB4 71656MAN9	US71654QBE17 US71656MBB46 US71656MAN92	U.S.$	2,658,039,000	U.S.$	2,052,000
5.625% Bonds due 2046	71654QBX9 71656MBE8	US71654QBX97 US71656MBE84	U.S.$	3,000,000,000	U.S.$	2,488,000

(1)	Holders of Old Bonds participating in the Retail Tender Offers were required to certify that they were Retail Tender Offer Qualified Holders (as defined below). The principal amount accepted reflects the final determination by PEMEX with respect to a number of submissions that were rejected on the basis of a reasonable belief that the relevant Old Bonds were tendered by holders who were not eligible to participate in the Retail Tender Offers.

PEMEX paid in aggregate U.S.$4,208,285 as the Tender Consideration (as defined in the Offer to Purchase) for the Old Bonds accepted in the Retail Tender Offers, including those validly tendered through the guaranteed delivery procedures. In addition to the Tender Consideration, the total amount of accrued and unpaid interest paid by PEMEX in respect of all Old Bonds accepted for purchase was U.S.$21,493.86.

Holders that were either (i) QIBs or (ii) persons outside the United States who were non-“U.S. persons” (as defined in Rule 902 under the Securities Act), and who were Non-U.S. Qualified Offerees, were not eligible to participate in the Retail Tender Offers. All other holders of Old Bonds were eligible to participate in the Retail Tender Offers (such other holders, the “Retail Tender Offer Qualified Holders”). Holders of Old Bonds participating in the Retail Tender Offers were required to certify that they were Retail Tender Offer Qualified Holders.

Global Bondholder Services Corporation also acted as the Information Agent and the Tender Agent for the Retail Tender Offers. Questions or requests for assistance related to the Retail Tender Offers may be directed to Global Bondholder Services Corporation at (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Retail Tender Offers.

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This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to purchase any Old Bonds. The Offers were not made to holders of Old Bonds in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws required the Offers to be made by a licensed broker or dealer, the Offers were deemed to be made on behalf of PEMEX by the dealer managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The 2028 Notes and the 2048 Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Directive 2003/71/EC (as amended). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the 2028 Notes and the 2048 Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the 2028 Notes and the 2048 Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This communication and any other documents or materials relating to the Offers have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Promotion Order), (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: February 12, 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.